The Steward Funds have been named as defendants and as putative members of a proposed defendant class in Kirschner v. FitzSimons (In re Tribune Co.), No. 12-2652 (S.D.N.Y.) (the 'FitzSimons action') and Deutsche Bank Trust Co. Americas v. Employees Retirement Fund of the City of
Dallas, Texas, No. 11-9568 (S.D.N.Y.) (the 'Deutsche Bank action') as a result of the sale by Steward Large Cap Enhanced Index Fund (then known as Steward Domestic All-Cap Equity Fund) and Steward Multi-Manager
Equity Fund (a fund that is no longer in existence) of their shares in the Tribune Company ('Tribune') in a 2007 leveraged buyout transaction
('LBO') by which Tribune converted to a privately-held company. Both lawsuits have been consolidated with the majority of the other Tribune-related lawsuits in the multidistrict litigation proceeding In re Tribune Co. Fraudulent Conveyance Litig., No. 11-2296 (S.D.N.Y.) (the 'MDL
Proceeding'). None of these lawsuits alleges any wrongdoing on the part of the Steward Funds. On September 23, 2013, the Court granted the defendants' motion to dismiss the Deutsche Bank action on the basis that the plaintiffs lacked standing. Both sides appealed the decision to the U. S. Court of Appeals for the Second Circuit. The appeals have been fully briefed, and oral argument in the appeals took place on November 5, 2014.
The Court has not yet issued a decision on the appeals.

On May 23, 2014, the defendants filed motions to dismiss the Fifth
Amended Complaint in the FitzSimons action, including a global motion to dismiss Count I, which is the claim brought against former Tribune shareholders for intentional fraudulent conveyance under U.S. federal law. The Court has not yet issued a decision on any of these motions. At this state of the proceedings, the Steward Funds are not able to make a reliable prediction as to these lawsuits or the effect, if any, on the net asset value of the Funds.

Capstone Asset Management Company was named as a defendant in Weisfelner, as Trustee of the LB Creditor Trust v. Fund 1 (In re Lyondell Co.), Adversary Proceeding No. 10-4609 (Bankr. S.D.N.Y.) (the 'Creditor Trust action'), and responded to a subpoena issued in Weisfelner, as Trustee of the LB Litigation Trust v. A. Holmes and H. Holmes TTEE (In re Lyondell Co.), Adversary Proceeding No. 10-5525 (S.D.N.Y.) (the 'Litigation Trust action'). A third action, entitled Weisfelner, as Trustee of the LB Creditor Trust v. Reichman, Adversary Proceeding No. 12-1570 (Bankr. S.D.N.Y.) (the 'Reichman action'), arose out of the same facts and circumstances alleged in the other two actions. All three cases related to the 2008 bankruptcy of Lyondell Chemical Company ('Lyondell'), shares of which were sold by Steward Large Cap Enhanced Index Fund pursuant to the cash out merger of Lyondell shareholders in connection with the combination of Lyondell and Basell AF in 2007. None of these lawsuits alleged any wrongdoing on the part of Steward Large Cap Enhanced Index Fund.

On January 8, 2015, the Creditor Trust action plaintiff, the Litigation Trust action plaintiff, and CAMCO executed a final Settlement Agreement resolving all claims arising from the Steward Large Cap Enhanced Index
Fund's receipt of proceeds in the Lyondell merger. On January 28, 2015, the Creditor Trust action plaintiff dismissed CAMCO (named in the complaint as 'Capstone Asset Management a/k/a Capstone Asset Management
Company') from the Creditor Trust action. This entity was an unnamed member of a putative defendant class in the Litigation Trust action and was not a named party in that action. The Settlement Agreement also releases such putative class claims against CAMCO.